# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: National CineMedia, Inc., CIK 0001377630
CUSIP: 635309206
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6300 S. Syracuse Way, Suite 300, Centennial, Colorado (CO), 80111
Date of event which requires filing of this statement: 04/02/2026
Filed by CIK 0002155732
Persons authorized to receive notices and communications: Kara Bingham Regan, 125 Park Avenue, Floor 25, Suite 2507, New York, New York (NY), 10017, (332) 266-2138; Frank G. Zarb, Proskauer Rose, LLP, 1001 Pennsylvania Ave. NW, Suite 600 S, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- Blantyre Capital II Limited (CIK 0002155732): type of reporting person: investment adviser (IA); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 27,141,507; sole dispositive power 0; shared dispositive power 27,141,507; aggregate amount beneficially owned 27,141,507 (28.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: National CineMedia, Inc.
Address of issuer's principal executive offices: 6300 S. Syracuse Way, Suite 300, Centennial, Colorado (CO), 80111

## Item 2. Identity and Background
Name of person filing: The name of the entity filing this Schedule 13D is Blantyre Capital II Limited (the "Reporting Person"). This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock") of National CineMedia, Inc. (the "Issuer"). On April 2, 2026 and April 9, 2026, the Reporting Person was appointed as a sub-adviser to certain of the Reporting Persons listed on the Schedule 13D filed by Blantyre Capital Ltd. on August 16, 2023, as amended by Amendment No. 1 thereto filed on November 20, 2024, Amendment No. 2 thereto filed on March 12, 2025, and Amendment No. 3 thereto filed on September 29, 2025 (as amended, the "Blantyre 13D"). As such, the Reporting Person may be deemed to share beneficial ownership of the shares reported on the Blantyre 13D.
Residence or business address: The address of the principal business office of the Reporting Person is External Office 113 / Office 2201, Floor 22, Sky Tower, Shams Abu Dhabi, Al Reem Island, Abu Dhabi, United Arab Emirates.
Present principal occupation or employment: The principal business of the Reporting Person is managing assets of private funds in connection with purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the persons listed on Schedule A to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the persons listed on Schedule A to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a company incorporated under the laws of the Abu Dhabi Global Market.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Blantyre 13D is incorporated herein by reference. The Reporting Person is a sub-adviser of certain of the Reporting Persons listed on the Blantyre 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Blantyre 13D is incorporated herein by reference.

On May 7, 2026, the Board of Directors of the Issuer (the "Board") elected Mark Sardi as a member of the Board. Mr. Sardi was appointed in accordance with the Director DesignationAgreement, dated August 7, 2023 (the "Designation Agreement"), by and among the Issuer, the Consenting Creditor Designation Committee (as defined in the Designation Agreement), and Blantyre Capital Limited, as previously described in the Blantyre 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns an aggregate of 27,141,507 shares of the Issuer's Common Stock which constitutes 28.9% of the class outstanding. The percentage set forth herein is based on an aggregate of 94,070,443 shares of Common Stock outstanding as of August 6, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

In Amendment No. 3 to the Blantyre 13D, the Reporting Persons disclosed beneficial ownership of 27,144,639 shares of Common Stock. A transaction executed in 2023 settled in Q3 2026, which has resulted in the Reporting Persons on the Blantyre 13D, and the Reporting Person, beneficially owning 27,141,507 shares of Common Stock. The change in the number of shares being reported resulted from automatic calculation adjustments upon settlement in Q3 2026 of the 2023 transaction, and did not result from a transaction in the Issuer's securities during Q3 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 5(a) is incorporated herein by reference. The Reporting Person has not engaged in any transactions involving Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Blantyre 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information set forth in Item 7 of the Blantyre 13D is incorporated herein by reference.

Exhibit 99.1 - Schedule A

## Signatures
- Blantyre Capital II Limited: /s/ Nicholas Blaise Tappin, Nicholas Blaise Tappin, Director (10/09/2026)